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                                                                      EXHIBIT 23






                               Consent of KPMG LLP








Board of Directors
Insurance Auto Auctions


We consent to incorporation by reference in the registration statement No. 33-48805 on Form S-8 of Insurance Auto Auctions, Inc. of our report dated February 28, 2003 relating to the consolidated balance sheets of Insurance Auto Auctions, Inc. and subsidiaries as of December 29, 2002 and December 30, 2001 and the related consolidated statements of operations, shareholder's equity, and cash flows for each of the years in the three-year period ended December 29, 2002, which report appears in the December 29, 2002 annual report on Form 10-K of Insurance Auto Auctions, Inc. Our report refers to a change in the accounting for goodwill due to the adoption of the provisions of Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets."




/s/ KPMG LLP




Chicago, Illinois
March 25, 2003